

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

<u>Via E-mail</u>
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re:** **CommonWealth REIT**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2013**
> **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   All beliefs must be clearly characterized as such. Please revise the following statements accordingly:

   - "Corvex/Related continue their attempts to disrupt our business for their short-term gain…."
   - "Support for the Corvex/Related effort would be a disruptive and value destructive exercise."
   - "… written consents solicited by a group of opportunistic shareholders, such as Corvex/Related, ….."

2.   Please provide prominent disclosure that the white card was formerly used by Corvex/Related in its prior solicitation.

3.   On page 8, disclosure urges security holders to rely upon the Nominating and Governance Committee and the process for shareholder nomination and election of Trustees at the 2014 annual meeting, rather than on the written consent process. Please disclose the restrictions on security holder action which impact this process and remain in your organizational documents, including the holding period and the certificate requirement.

4.   Disclosure states in several place that the Board has made "meaningful governance changes." Please clarify that none of these changes appear to have actually been made, but rather that the Board has merely expressed its current intention to make these changes.

Recommending Annual Election of All Trustees, page 3

5.   Please disclose that annual election of all trustees is the Board's current intention, which it may nevertheless determine to abandon at any time in its sole discretion. We note that your Form 8-K filed on September 26, 2013 acknowledges this. Please also disclose the effect of Section 3-803 of the Maryland General Corporation Law on this initiative.

Terminating the Poison Pill, page 3

6.   Please disclose that terminating the poison pill is the Board's current intention, which it may nevertheless determine to abandon at any time in its sole discretion. We note that your Form 8-K filed on September 26, 2013 acknowledges this. Please also disclose the continuing restrictions on stock acquisitions in your organizational documents, which appear to be more restrictive than the poison pill.

Corvex/Related are asking you to remove experienced Trustees…., page 4

7.   Disclosure states that Corvex/Related's attempt to remove not only the current Board, but also any new trustees the Board may appoint, demonstrates that Corvex/Related only want control of the Company and do not care about the identity or quality of the Board. Please characterize this as a belief, and disclose that Corvex/Related must seek to remove all trustees, or any remaining trustees can fill all vacancies, including by reappointing any removed trustees.

Corvex/Related's actions in connection with their prior, invalid consent solicitation…., page 5

8.   Disclosure indicates that "Corvex/Related ignored provisions of our governing documents which were not convenient to their agenda and barreled ahead with an invalid

consent solicitation based on their own made-up rules, as if they were in control of the Company." Please clarify in the disclosure that these were the exact governing document provisions that were later invalidated by the arbitration panel, or advise.

If I have already delivered a consent, is it too late for me to change my mind?, page 9

9.   Disclosure states that the Company will have five business days to inspect the consents and declare the results effective following 30 days after the record date, and that, at any time prior to the consents becoming effective, security holders have the right to revoke their consents. Please revise to clarify that consents may not be revoked following 30 days after the record date, or advise.

Background of the Corvex/Related Consent Solicitation, page 10

10.   Disclosure indicates that Standard & Poor's intended to put the company on "negative watch for possible downgrade" in large part because of the possibility that the equity offering might not occur. Please reconcile this disclosure with the fact that Standard & Poor's appears to have downgraded the company's debt following the equity offering.

Joseph L. Morea, page III-2

11.   We note disclosure that security holders will have the opportunity to hold Mr. Morea accountable for delivering on an improved governance structure going forward. Please specify that, under your current organizational documents, this will not occur until 2016, and that any removal of Mr. Morea at that time will be subject to his unilateral reappointment by the Board.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP